

ALLGREEN PROPERTIES LIMITED

03 MAY -1 AM 7:21

File No. 82-4959

File No. 82-4959

Date: 19 APR 2003



03022248

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

dlw 6/4

File No. 82-4959

MASNET No. 3 OF 19.04.2003
Announcement No. 3

ALLGREEN PROPERTIES LIMITED

ANNUAL REPORT 2002

The Company wishes to announce that copies of the Annual Report 2002 ("AR 2002") distributed to shareholders have the following minor printing errors made by the design consultants and printers of our AR 2002. The final draft approved by the Company for printing reflected the figures correctly. Most of the errors are transposition errors in nature.

		Figures printed in AR 2002	**Figures should be**
(1)	**Balance Sheets on page 50**	The Company 2002 $'000	The Company 2002 $'000
	Subsidiary companies	1,680,569	1,680,659
		The Company 2001 $'000	The Company 2001 $'000
	Sub-total for Non-Current Liabilities	-	100,000
(2)	**Statement of Changes in Equity on page 52**	The Group 2001 $'000	The Group 2001 $'000
		Dividend reserve	
	Balance at 31 December 2001	23,738	23,783
		The Group 2002 $'000	The Group 2002 $'000
		Sub-total of Reserves	
	Net deficit not recognised in the income statement - deficit on revaluation of investment properties	(16,403)	(16,043)
		Retained profits	
	Balance at 31 December 2002	379,335	379,355
(3)	**Consolidated Cash Flow Statement on page 54**	The Group 2001 $'000	The Group 2001 $'000
	Provision for diminution in value of development properties written back	(9,206)	(9,026)

Submitted by Ms Isoo Tan, Company Secretary on 19/04/2003 to the SGX